# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flexible Solutions International, Inc., CIK 0001069394
CUSIP: 33938T104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6001 54 Ave., Taber, Alberta Canada (A0), T1G 1X4
Date of event which requires filing of this statement: 01/27/2026
Amends the filing with accession number 0001493152-23-041848
Filed by CIK 0001112317
Persons authorized to receive notices and communications: William Hart, 1624 N. Washington St., Denver, Colorado (CO), 80203, (303) 839-0061

## Reporting persons
- Daniel B. O'Brien (CIK 0001112317): type of reporting person: individual (IN); citizenship or place of organization: Alberta Canada (A0); source of funds: personal funds (PF); sole voting power 4,595,156; shared voting power 0; sole dispositive power 4,595,156; shared dispositive power 0; aggregate amount beneficially owned 4,595,156 (36.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Flexible Solutions International, Inc.
Address of issuer's principal executive offices: 6001 54 Ave., Taber, Alberta Canada (A0), T1G 1X4

## Item 2. Identity and Background
Name of person filing: Daniel B. O'Brien
Residence or business address: 6001 54 Ave., Taber, Alberta, Canada t1G 1X4
Present principal occupation or employment: CEO, Flexible Solutions International, Inc., 6001 54 Ave., Taber, Alberta, Canada T1G 1X4
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,595,156 - 36.1%
Number of shares as to which each person has sole or shared power to vote or dispose: 4,595,156
Transactions in the class effected during the past sixty days:
Date Shares Sold Sale Price per Share

1/27/2026 56,000 $5.90
1/28/2026 45,500 $5.84
1/29/2026 4,003 $5.89
2/03/2026 16,497 $5.87

Shares were sold on the NYSE American Exchange

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Daniel B. O'Brien: /s/ Daniel B. O'Brien, Daniel B. O'Brien, CEO (02/09/2026)